

March 28, 2011

Via U.S. Mail

Herschel S. Weinstein, Esq.
Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022-4731

> **Re: Clinical Data, Inc.**
> **Amendment No. 2 to Schedule TO-T**
> **Filed by Forest Laboratories, Inc. and others**
> **Filed on March 28, 2011**
> **File No. 005-39041**

Dear Mr. Weinstein:

We have reviewed your amended filing and have the following comments.

General

1. We note your response to prior comment 6. Please tell us whether, giving due consideration to pharmaceutical industry margins, achievement of the aggregate net sales milestones would be expected to result in cash to Forest that exceeds the applicable CVR consideration associated with those milestones.

2. We note your response to prior comment 7. Please clarify your disclosure to state whether Forest would terminate the offer if the special meeting occurs, with and without the required vote being obtained. Currently, your disclosure merely states that Forest would not extend the expiration date of the offer if the required vote is obtained. We have otherwise referred your response to the Division of Trading & Markets.

3. Please tell us whether you intend to publicly announce any termination of the offer with respect to 2005 Warrants.

Schedule I

4. Please provide the disclosure described in Item 1008 of Regulation M-A for Dogwood and FLI International, or advise.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 841-1010
        Andrew W. Ment, Esq.
        Covington & Burling LLP